Via Facsimile and U.S. Mail
Mail Stop 6010

October 30, 2008

Karl Brenkert III
Senior Vice President and
Chief Financial Officer
Kendle International Inc.
441 Vine Street, 1200 Carew Tower
Cincinnati, OH 45202

Re: **Kendle International Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Filed March 17, 2008
     Definitive Proxy Statement on Schedule 14A
     Filed April 14, 2008
     File Number: 000-23019

Dear Mr. Brenkert:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended 12/31/07

Business

Backlog, page 4

  1. We note your disclosure regarding your backlog on page 4. If there is any portion of the $869 million of backlog that is not reasonably expected to be completed

within the current fiscal year, please expand your disclosure to disclose the portion this portion of your backlog, in accordance with Item 101(c)(1)(viii) of Regulation S-K.

Notes to the Consolidated Financial Statements
Note 7. Debt, page F-17

2. Please provide us your analysis of the Convertible Note Hedges under EITF 00-19 and EITF 01-6 to support your conclusion that these instruments should be accounted for as equity transactions.

Note 14. Segment Information page F-30

3. Your revenues from operations outside of North America were approximately 45% of total revenues for the year ended December 31, 2007 and 54% for the six months ended June 30, 2008. Please provide us revenue by foreign country for each of these periods and tell us why disclosure by foreign country or for certain individual foreign countries is not necessary. Please refer to paragraph 38 of SFAS 131.

Schedule 14A

Executive Compensation
Compensation Discussion and Analysis, page 14
Base Salary, page 15

4. Please revise the discussion of base salary on pages 15 to discuss the following information:

   a) If you engaged in benchmarking, identify your competitors and the biopharmaceuticals you used in the analysis and explain how you selected these companies.
   b) If you did not engage in benchmarking, explain how you used the information about your competitors, the biopharmaceuticals and the CRO Peer Group companies to monitor the market pressures.
   c) Were all the CRO Peer Group companies used, or were some omitted?
   d) Please provide more information about how the Compensation Committee reviews management recommendations against pay practices of comparable companies. For example, do you aim to be within a range, above the particular percentage of the companies, in the top 5, etc.?

Bonus, page 16

5. We note your disclosure on page 16 that individual contributions of the Named Executive Officers are an important factor in determining such individual's bonus awards. Please expand your discussion to disclose each executive's personal goals.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant